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reedsmith.com

August 31, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk

Re:	ProPhase Labs, Inc.
Schedule TO-I filed August 25, 2017
File No. 5-84809

Dear Ms. Chalk:

On behalf of our client, ProPhase Labs, Inc. (the “Company”), we submit this letter in response to a comment from the staff in the Office of Mergers and Acquisitions (the “Staff”) in the Division of Corporation Finance of the Securities and Exchange Commission issued (the “Commission”) in its letter dated August 31, 2017 (the “Comment Letter”) relating to the above-referenced Schedule TO-I filed by the Company on August 25, 2017 (the “Schedule TO-I”).

Set forth below in bold is the comment from the Comment Letter, followed by the Company response.

General

1.	Please confirm (and explain why) this issuer tender offer does not constitute the first step in a going private transaction. In this regard, we note that the Company has recently sold substantially all of its assets and if fully subscribed, the Company will repurchase 24.7% of its common stock in this offer. While we note the offer condition that this tender offer will not cause the delisting of these shares from the NASDAQ, please be aware that Rule 13e-3 can apply to the first step in a series of transactions having the requisite going-private effect. See Rule 13e-3(a)(3). In addition, we note that Item 6 of Schedule TO and Item 1006(c) of Regulation M-A require the Company to discuss any future plans for an extraordinary transaction of the kind listed in Item 1006(c)(1)-(9).

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has no plan or intention to go private and that the issuer tender offer is not intended to constitute the first step in a going private transaction.

As noted in the Offer to Purchase, the completion of the tender offer will not cause the Company to be delisted from NASDAQ or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Furthermore, it is a condition of the Company’s obligation to purchase shares in the tender offer that the consummation of the tender offer and the purchase of the shares is not reasonably likely to cause the shares (1) to be held of record by less than 300 persons; or (2) to be delisted from NASDAQ or to be eligible for deregistration under the Exchange Act.

The Company did previously sell a significant portion of its assets, specifically, the intellectual property and certain other assets related to its ColdEEZE® brand and product line, to Mylan Inc. (“Mylan”). However, as noted in its most recent Quarterly Report on Form 10-Q filed with the Commission on August 11, 2017, the Company continues to own and operate its manufacturing facility and manufacturing business in Lebanon, Pennsylvania (in addition to its corporate headquarters in Doylestown, Pennsylvania).

Securities and Exchange Commission

August 31, 2017

The Company currently employs 47 full-time employees and has entered into and is performing a manufacturing and supply agreement with Mylan, pursuant to which it manufactures various Cold-EEZE® lozenge products for Mylan from its manufacturing facility. This agreement will remain in effect until March 29, 2022 and may be renewed thereafter for up to five successive one year periods. The Company also manufactures OTC drug and dietary supplement lozenges and other products from this facility for other third party customers, in addition to performing operational tasks such as warehousing, customer order processing and shipping. The Company is looking to expand its contract manufacturing operations through developing new products and creating new contract manufacturing opportunities.

The Company is also actively pursuing a series of new product development and pre-commercialization initiatives in the OTC dietary supplement category, including its TK Supplements® product line, which comprises three men’s health products: (i) Legendz XL®, (ii) Triple Edge XL®, and (iii) Super ProstaFlow PlusTM. In addition to developing direct-to-consumer marketing strategies of Legendz XL®, the Company received initial product acceptance for that product and has and shipped product to a national chain drug retailer during the second quarter of Fiscal 2017. The Company has also received initial product acceptance from several regional retailers to begin shipments in the third and fourth quarters of Fiscal 2017.

As noted in its definitive proxy statement filed with the Commission on March 3, 2017, the Company’s pro forma revenues from its retained business for the year ended December 31, 2016 (assuming the ColdEEZE® brand was sold as of January 1, 2016) were $8.4 million.

The Company is actively exploring new product technologies, applications, product line extensions, new contract manufacturing applications and other new product opportunities consistent with its brand image, and standard of proven consumer benefit and efficacy. The Company is also exploring and evaluating new business opportunities, both by means of acquisition transactions as well as by developing new businesses from the ground up.

As noted in Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plan”), which is incorporated by reference into Item 6 of the Schedule TO-I, the Company has no plans, proposals or negotiations underway that relate to or would result in any extraordinary transaction of the kind listed in Item 1006(c)(1)-(9).

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0241.

Sincerely,

/s/ Herbert F. Kozlov
Herbert F. Kozlov
Reed Smith LLP

cc:	Ted Karkus
Chairman and CEO of ProPhase Labs, Inc.